UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                              DOMINION HOMES, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    257386102
                                 (CUSIP Number)

                                  Verna Ramirez
                           Angelo, Gordon & Co., L.P.
                                 245 Park Avenue
                            New York, New York 10167
                                 (212) 692-8270
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 28, 2007
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         Continued on following page(s)
                               Page 1 of 9 Pages

CUSIP No. 257386102                                            Page 2 of 9 Pages


1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      ANGELO, GORDON & CO., L.P.

2     Check the Appropriate Box If a Member of a Group (See Instructions)
                                      a.   [ ]
                                      b.   [X]
3     SEC Use Only

4     Source of Funds (See Instructions)

                WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                [  ]

6     Citizenship or Place of Organization

            Delaware

                   7             Sole Voting Power
  Number of                           769,117
   Shares
Beneficially       8             Shared Voting Power
  Owned By                            0
    Each
 Reporting         9             Sole Dispositive Power
  Person                              769,117
   With
                   10            Shared Dispositive Power
                                      0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                      769,117

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                      [  ]

13    Percent of Class Represented By Amount in Row (11)

                                      8.28%

14    Type of Reporting Person (See Instructions)

                                      IA; PN

CUSIP No. 257386102                                            Page 3 of 9 Pages


1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      JOHN M. ANGELO

2     Check the Appropriate Box If a Member of a Group (See Instructions)
                                      a.   [ ]
                                      b.   [X]
3     SEC Use Only

4     Source of Funds (See Instructions)

                WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                [  ]

6     Citizenship or Place of Organization

               United States

                   7             Sole Voting Power
  Number of                           0
   Shares
Beneficially       8             Shared Voting Power
  Owned By                            769,117
    Each
 Reporting         9             Sole Dispositive Power
  Person                              0
   With
                   10            Shared Dispositive Power
                                      769,117

11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                      769,117

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                      [  ]

13    Percent of Class Represented By Amount in Row (11)

                                      8.28%

14    Type of Reporting Person (See Instructions)

                                      IN; HC

CUSIP No. 257386102                                            Page 4 of 9 Pages



1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      MICHAEL L. GORDON

2     Check the Appropriate Box If a Member of a Group (See Instructions)
                                      a.   [ ]
                                      b.   [X]
3     SEC Use Only

4     Source of Funds (See Instructions)

                WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                [  ]

6     Citizenship or Place of Organization

                United States

                   7             Sole Voting Power
  Number of                           0
   Shares
Beneficially       8             Shared Voting Power
  Owned By                            769,117
    Each
 Reporting         9             Sole Dispositive Power
  Person                              0
   With
                   10            Shared Dispositive Power
                                      769,117

11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                      769,117

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                      [  ]

13    Percent of Class Represented By Amount in Row (11)

                                      8.28%

14    Type of Reporting Person (See Instructions)


                                      IN; HC

CUSIP No. 257386102                                            Page 5 of 9 Pages


Item 1.         Security and Issuer.

                This Statement on Schedule 13D relates to shares of common shares, par value $0.01 per share (the "Shares") of Dominion Homes, Inc., an Ohio corporation (the "Issuer"). The address of the principal executive office of the Issuer is 4900 Tuttle Crossing Blvd., Dublin, Ohio 43016.

Item 2.         Identity and Background.

                This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"): Angelo, Gordon & Co., L.P., a Delaware limited partnership ("Angelo Gordon"), John M. Angelo, a United States citizen ("Mr. Angelo"), and Michael L. Gordon, a United States citizen ("Mr. Gordon").

                The Warrant (as defined in Item 4 hereof) that gives the AG Funds the right to acquire the Shares which are the subject of this Schedule 13D are held for the account of private investment funds and accounts for which Angelo Gordon acts as investment adviser (the "AG Funds"). Mr. Angelo is a managing member of JAMG LLC, which is the sole general partner of AG Partners, L.P., which is the sole general partner of Angelo Gordon. Mr. Angelo serves as the chief executive officer of Angelo Gordon. Mr. Gordon is the other managing member of JAMG LLC and is the chief operating officer of Angelo Gordon. The principal business address of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

                During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

                The Warrant was acquired by the AG Funds as part of the consideration for the credit transaction described in Item 4. The source of funds for the credit extended to the Issuer by the AG Funds was the working capital of the AG Funds.

Item 4.         Purpose of Transaction.

                The AG Funds, together with certain other parties, are lenders (the "Lenders") to the Issuer pursuant to the Third Amended and Restated Credit Agreement (the "Credit Agreement"), dated as of December 29, 2006, by and among Issuer, the Lenders, Huntington National Bank and Silver Point Finance, LLC. The Credit Agreement includes a $90 million senior secured second lien Term B loan facility with detachable warrants exercisable for 1,538,235 Shares. The AG Funds hold one such warrant (the "Warrant").

                Numerous events of default have occurred and are continuing under the Credit Agreement. None of these defaults have been cured as of the date of this Statement.

                On September 11, 2007, Issuer entered into an Amendment No. 3 to the Credit Agreement, which listed these events of default, reserved all rights with respect thereto and put in place a revolving loan facility allowing borrowings up to $2 million in excess of the borrowing base limitation (the

CUSIP No. 257386102                                            Page 6 of 9 Pages


"Overadvance Facility"). On September 27, 2007, Issuer entered into an Amendment No. 4 to the Credit Agreement, which increased the Overadvance Facility to $9 million and left the Overadvance Facility in place until December 29, 2010. On October 29, 2007, the Company entered into an Amendment No. 5 to the Credit Agreement, which increased the Overadvance Facility to $11 million

                Issuer and the Lenders have begun discussions concerning the financial condition of Issuer, its prospects in light of the condition of the home building industry and a possible recapitalization or similar transaction whereby indebtedness under the Credit Agreement would be reduced. Any such transaction could include a debt for equity swap, or a going private or similar transactions in which the Reporting Persons and the other lenders under the Credit Agreement would acquire additional equity in Issuer. Any such transaction could result in the Reporting Persons and such lenders together obtaining such number of Shares that would constitute control of Issuer.

                The Reporting Persons reserve the right to acquire additional securities of the Issue in transactions other than as described above, to dispose of any such securities at any time and to formulate new or additional plans or proposals relating to their interests in the Issuer.

Item 5.         Interest in Securities of the Issuer.

                (a) As of the Date of Event, the Reporting Persons are the indirect beneficial owners 769,117 Shares issuable upon exercise of the Warrant. According to the Issuer's most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, the number of Shares outstanding as of November 9, 2007 was 8,517,182. Assuming exercise of the Warrant, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 8.28% of the total number of Shares outstanding.

                (b)(i) Angelo Gordon may be deemed to have sole power to direct the voting and disposition of the 769,117 Shares issuable upon exercise of the Warrant.

                (ii) Mr. Angelo may be deemed to have shared power to direct the voting and disposition of the 769,117 Shares issuable upon exercise of the Warrant.

                (iii) Mr. Gordon may be deemed to have shared power to direct the voting and disposition of the 769,117 Shares issuable upon exercise of the Warrant.

                (c) There have been no transactions with respect to the Shares by any of the Reporting Persons during the 60-day period preceding the Date of Event.

                (d) The limited partners of (or investors in) each of the AG Funds participating in the investments described herein have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

                (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                Except for the arrangements described in Items 4 and 5(d) above, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities

CUSIP No. 257386102                                            Page 7 of 9 Pages

of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.         Material to be Filed as Exhibits.

                Exhibit A - Joint Filing Agreement, dated as of November 30, 2007, by and among Angelo, Gordon & Co., L.P., John M. Angelo and Michael L. Gordon.

CUSIP No. 257386102                                            Page 8 of 9 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: November 30, 2007                    ANGELO, GORDON & CO., L.P.


                                           By: /s/ Michael L. Gordon
                                               --------------------------------
                                               Name:  Michael L. Gordon
                                               Title: Chief Operating Officer

Date: November 30, 2007                    JOHN M. ANGELO

                                           /s/ John M. Angelo
                                           ------------------------------------

Date: November 30, 2007                    MICHAEL L. GORDON

                                           /s/ MIchael L. Gordon
                                           ------------------------------------

CUSIP No. 257386102                                            Page 9 of 9 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the common shares, $0.01 par value per share, of Dominion Homes, Inc., dated as of November 30, 2007, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date: November 30, 2007                    ANGELO, GORDON & CO., L.P.


                                           By: /s/ Michael L. Gordon
                                               --------------------------------
                                               Name:  Michael L. Gordon
                                               Title: Chief Operating Officer

Date: November 30, 2007                    JOHN M. ANGELO

                                           /s/ John M. Angelo
                                           ------------------------------------

Date: November 30, 2007                    MICHAEL L. GORDON

                                           /s/ Michael L. Gordon
                                           ------------------------------------